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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. )

                           Recycling Industries, Inc.
                        --------------------------------
                                (Name of Issuer)

                           Recycling Industries, Inc.
                        --------------------------------
                      (Name of Person(s) Filing Statement)

                    Series G Common Stock Purchase Warrants
                    Series J Common Stock Purchase Warrants
                 ----------------------------------------------
                        (Title of Class of Securities)

                                Not Applicable
                       --------------------------------
                     (CUSIP Number of Class of Securities)


                                Luke F. Botica
                                Vice Chairman
                          Recycling Industries, Inc.
                   9780 South Meridian Boulevard, Suite 180
                           Englewood, Colorado  80112
                                (303) 790-7372

                                With Copies To:

                             Gerald Raskin, Esq.
                            John W. Kellogg, Esq.
             Friedlob Sanderson Raskin Paulson & Tourtillott, LLC
                        1400 Glenarm Place, Suite 300
                           Denver, Colorado  80202
                                (303) 571-1400
                       ---------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                March 9, 1998
                      -------------------------------------
        (Date Tender First Published,Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE

Transaction Valuation: $3,865,781*   Amount of Filing Fee: $773

* Fee calculated pursuant to Section 13(e)(3) of the Exchange Act and Rule 0-11 promulgated thereunder, based upon the aggregate value of the shares of the Issuer's Common Stock to be issued in the transaction, using the closing market price of the Common Stock as reported on NASDAQ NMS on March 5, 1998 of $5.813 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: _________________________________

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     Form, or Registration No.: ________________________________
     Filing Party: _____________________________________________
     Date Filed: ____________________________________________


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ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Recycling Industries, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9780 South Meridian Boulevard, Suite 180, Englewood, Colorado 80112.

     (b) The Issuer is seeking to exchange each of its outstanding Series G Common Stock Purchase Warrants (the "Series G Warrants") and Series J Common Stock Purchase Warrants (the "Series J Warrants)(collectively the Series G Warrants and the Series J Warrants are referred to as the "Warrants") for
 .2517291 shares of the Issuer's common stock, $.001 par value per share (the "Common Stock"). As of February 5, 1998, there were 2,070,878 Series G Warrants and 570,944 Series J Warrants outstanding, all of which expire on December 27, 1999.

     The terms and conditions of the exchange offer are set forth in the Issuer's March 9, 1998 Offering Circular (the "Offering Circular"), and the related Letter of Transmittal (the"Exchange Offer"). Copies of the Offering Circular and the Letter of Transmittal are filed as Exhibits (a)(1) and
(a)(2), respectively to this Schedule 13E-4. Officers, directors and affiliates of the Issuer who are holders of the Warrants may participate in the Exchange Offer on the same terms as all other holders of Warrants. Directors of the Company who own an aggregate of 18,000 Warrants have indicated that they intend to participate in the Exchange Offer.

     (c)  There is currently no established trading market for the Warrants.

     (d)  Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The consideration being offered in the Exchange Offer consists of .2517291 shares of Common Stock for each Warrant as further described and incorporated by reference to the Offering Circular under the captions "Summary -- The Exchange Offer" and "The Exchange -- Terms of the Exchange Offer." The Issuer had previously reserved 2,641,822 shares of its authorized but unissued Common Stock for issuance upon exercise of the Warrants. The Issuer has reserved 665,024 shares of its authorized but unissued Common Stock for issuance upon exchange of the Warrants.

     (b)  Not Applicable.


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ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
AFFILIATE.

     The purpose of the Exchange Offer is described and incorporated by reference to the Offering Circular under the captions "Summary -- Purposes and Effects of the Exchange Offer," "The Exchange Offer -- Purposes and Effects of the Exchange Offer."

     All Warrants that are exchanged pursuant to the terms and conditions of the Exchange Offer will be canceled upon consummation of the Exchange Offer. The Issuer presently has no plans or proposals that relate to or would result in any of the events listed in Items 3(a)-3(j) of Schedule 13E-4, except as follows:

     (a) Information concerning the disposition of Warrants pursuant to the Exchange Offer by directors, officers and affiliates of the Issuer is contained and incorporated by reference to the Offering Circular under the caption "Interests of Directors, Officers and Affiliates."

     (e) The change in the capitalization of the Issuer resulting from the issuance of Common Stock upon consummation of the Exchange Offer is described and incorporated by reference to the Offering Circular under the caption "Pro-Forma Effect of the Exchange Offer."

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Based upon the Issuer's records and upon information provided to the Issuer by the persons identified in General Instruction C of Schedule 13E-4 (the "Affiliated Persons"), neither the Issuer nor, to the best of the Issuer's knowledge, any Affiliated Persons has effected any transactions in the Warrants during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     None.

ITEM 7.  FINANCIAL INFORMATION.

     (a)(1) Audited financial statements of the Issuer for the two most recent fiscal years are furnished and incorporated by reference to Item 8 of the Issuer's 1997 Annual Report on Form 10-K/A for the fiscal year ended September 30, 1997 (the "1997 Form 10-K") as filed with the Securities and Exchange Commission. A copy of the 1997 Form 10-K/A is filed as Exhibit (a)(4) to this
Schedule 13E-4.


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     (a)(2) Unaudited Balance Sheets and comparative year-to-date Income
Statements and Statements of Cash Flow and related earnings per share amounts are incorporated by reference to Part I, Item 1 of the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997, as filed with the Securities and Exchange Commission. A copy of this Form 10-Q is filed as Exhibit (a)(6) to this Schedule 13E-4.

     (a)(3) The book value per share of the Common Stock as of September 30, 1997 and September 30, 1996 was $5.938 and $3.375, respectively.

     (b)(1) The pro-forma effect of the consummation of the Exchange Offer on the Issuer's Balance Sheet is described and incorporated by reference to the Offering Circular under the caption "Pro-Forma effect of the Exchange Offer."

     (b)(2) The pro-forma effect of the consummation of the Exchange Offer on the Issuer's earnings per share amounts is described and incorporated by reference to the Offering Circular under the caption "Pro-Forma Effect of the Exchange Offer."

     (b)(3) The pro-forma effect of the consummation of the Exchange Offer on the book value per share of the Common Stock is described and incorporated by reference to the Offering Circular under the caption "Pro-Forma Effect of the Exchange Offer."

ITEM 8.  ADDITIONAL INFORMATION.

     (a) A description of the compensation of the Issuer's directors and executive officers, including stock option plans and other arrangements, is contained and incorporated by reference to Part II of the 1997 Form 10-K/A and the Issuer's Definitive Proxy Statement for its 1997 Annual Meeting of Shareholders which is filed as Exhibit (c)(1) to the Schedule 13E-4.

     (b)  Not Applicable.

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e) Incorporated by reference to the information filed as Exhibits pursuant to Item 9 of this Schedule 13E-4.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit
     Number       Exhibit Description
    ---------     -----------------------
     (a)(1)       Offering Circular dated March 9, 1998.


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     (a)(2)       Form of Letter of Transmittal.

     (a)(3)       Letter to Warrantholders.

     (a)(4)       Form of Press Release.

     (a)(5)       Annual Report on Form 10-K/A for the Year ended September 30,
                  1997.

     (a)(6) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

     (c)(1)       Proxy Statement for the Issuer's 1997 Annual Meeting of
                  Shareholders


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 1998             Recycling Industries, Inc.


                                       By: /s/ Thomas J. Wiens
                                           -----------------------------------
                                           Thomas J. Wiens, Chairman and Chief
                                           Executive Officer


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                                 EXHIBIT INDEX
                                ---------------

     Exhibit
     Number    Exhibit Description
    ---------  -----------------------
     (a)(1)    Offering Circular dated March 9, 1998.

     (a)(2)    Form of Letter of Transmittal.

     (a)(3)    Letter to Warrantholders.

     (a)(4)    Form of Press Release.

     (a)(5)    Annual Report on Form 10-K/A for the Year ended September 30,
               1997.

     (a)(6) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

     (c)(1)    Proxy Statement for the Issuer's 1997 Annual Meeting of
               Shareholders


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